UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For January 2021	Commission File Number: 1-34513
CENOVUS ENERGY INC.
(Translation of registrant’s name into English)
4100, 225 6 Avenue S.W.
Calgary, Alberta, Canada T2P 1N2
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☐    Form 40-F  ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

The exhibits to this report shall be incorporated by reference into or as an exhibit to, as applicable, the registrant’s Registration Statements under the Securities Act of 1933 on Form F-10 (File No. 333-233702), Form S-8 (File No. 333-163397) and Form F-3D (333-202165).

DOCUMENTS FILED AS PART OF THIS FORM 6-K
See the Exhibit Index to this Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  January 4, 2021

CENOVUS ENERGY INC. (Registrant)

By:	/s/ Elizabeth A. McNamara
	Name:	Elizabeth A. McNamara
	Title:	Assistant Corporate Secretary

Form 6-K Exhibit Index

Exhibit No.	Description

99.1	Warrant Indenture, dated January 1, 2021, by and between Cenovus Energy Inc. and Computershare Trust Company of Canada.
99.2	Amended and Restated Shareholder Rights Plan Agreement, dated January 1, 2021, by and between the Registrant and Computershare Investor Services Inc., as rights agent.
99.3	Pre-Emptive Rights Agreement, dated January 1, 2021, by and between the Registrant and Hutchison Whampoa Europe Investments S.à r.l.
99.4	Pre-Emptive Rights Agreement, dated January 1, 2021, by and between the Registrant and L.F. Investments S.à r.l.
99.5	Registration Rights Agreement, dated January 1, 2021, by and between the Registrant and Hutchison Whampoa Europe Investments S.à r.l.
99.6	Registration Rights Agreement, dated January 1, 2021, by and between the Registrant and L.F. Investments S.à r.l.
99.7	Specimen Warrant Certificate.
99.8	Articles of Amendment, dated December 30, 2020.
99.9	Certificate of Amendment, dated December 30, 2020.